
September 29, 2014

Via E-mail
Mr. J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

> **Re: GameStop Corp.**
> **Form 10-K for Fiscal Year Ended February 1, 2014**
> **Filed April 2, 2014**
> **File No. 001-32637**

Dear Mr. Raines:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 1, 2014

Financial Statements, Page F-1

Reports of Independent Registered Public Accounting Firms, pages F-2 and F-3

1. We note the revisions to your previously issued fiscal 2012 and 2011 financial statements included herein. We note that the report of BDO USA, LLP ("BDO") on your prior period financial statements continues to be dated April 3, 2013 which is the date of their original report. We also note that the report of Deloitte & Touche, LLP ("Deloitte & Touche") on your fiscal 2013 financial statements does not indicate that they audited the adjustments to the prior period financial statements. It appears that one of these two accounting firms should express an opinion that covers the adjustments to the previously

issued financial statements. Please refer to AU-C Sections 700 and 708 and tell us how you, BDO and Deloitte & Touche considered this guidance.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-9

Basis of Presentation and Consolidation, page F-9

2. We note your disclosure that you revised the presentation of outstanding checks in your prior period financial statements. You state that you previously reduced cash and liabilities when checks were presented for payment and cleared your bank accounts, and currently, as of February 1, 2014, you reduce cash and liabilities when the checks are released for payment. Please tell us whether your revised presentation of outstanding checks represents a change in accounting principle or an error pursuant to ASC 250 and provide the basis for your conclusion. If you conclude that this was an error, please address the following:

   • Please tell us why you did not indicate that the previously issued financial statements have been restated to correct an error. Refer to ASC 250-10-50-7.

   • Please tell us how the error was identified.

   • Please tell us how you considered the error when concluding on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

   • Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

4. Vendor Arrangements, page F-17

3. We note that in fiscal 2013 you reclassified certain costs related to cash consideration received from your vendors from selling, general and administrative expenses to cost of sales to align those funds with the specific products sold. We note that all vendor allowances were recorded as a reduction to cost of sales in fiscal 2013, while in fiscal 2012 and 2011, vendor allowances were recorded as both a reduction to cost of sales and selling, general and administrative expense. Please tell us why these costs were reclassified in fiscal 2013 and whether this represents a change in accounting principle, change in accounting estimate or an error pursuant to ASC 250 and provide the basis for your conclusion. Please also tell us how you accounted for vendor allowances in accordance with ASC 605-50-25 and 605-50-45 for all periods presented. Furthermore, please explain the circumstances that changed from fiscal 2012 to fiscal 2013 that warranted the reclassification and why you do not believe prior periods should be reclassified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief